UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

DIGITAL POWER CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number: 1-12711

California	94-1721931
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

48430 Lakeview Blvd. Fremont, CA	94538-3158
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (510) 657-2635

DIGITAL POWER CORPORATION

48430 Lakeview Blvd.

Fremont, CA 94538-3158

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

September 29, 2016

INTRODUCTION

This Information Statement is being mailed to stockholders of record as of September 20, 2016 of the shares of common stock, no par value per share (the “Company Common Stock”), of Digital Power Corporation, a California corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the Securities Purchase Agreement described herein will not occur until at least 10 days following the mailing of this Information Statement.

As used in this Information Statement, unless the context otherwise requires or where otherwise indicated, “we”, “our”, “us”, the “Company” and similar expressions refer to Digital Power Corporation and its consolidated subsidiaries, collectively.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF DIGITAL POWER CORPORATION.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY OR TAKE ANY OTHER ACTION.

On September 5, 2016, the Company entered into a Securities Purchase Agreement (the “Agreement”) with Philou Ventures, LLC, a Wyoming limited liability company (the “Purchaser”), and Telkoor Telecom Ltd., an Israeli company (the “Seller”) pursuant to which the Purchaser purchased from Seller on September 22, 2016 all 2,714,610 shares of Company Common Stock owned by Seller, constituting approximately 40.06% of the outstanding Company Common Stock. In consideration for such shares, the Purchaser paid to Seller $1.5 million (the “Transaction”).

Pursuant to the Agreement, the Company entered into a Rescission Agreement with the Seller in order to resolve all financial issues between the parties, including the repurchase by Seller of 1,136,666 shares of common stock in the Seller beneficially owned by the Company for their book value in the Company's financial statements as of June 30, 2016 (the “Rescission Agreement”). The Seller agreed for a period of five years not to compete with the Company anywhere in the U.S. or Europe and not to solicit employees of the Company, subject to the terms of the Agreement. The Agreement also provides that the consulting services currently provided by Mr. Ben-Zion Diamant to the Company will continue for a period of 18 months from the date of the Agreement for a monthly consideration of $7,500.

This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur following the closing of the Transaction.

Pursuant to the terms of the Agreement, as amended, on the closing of the Transaction, Ben-Zion Diamant, Israel Levi, and Haim Yatim resigned as members of the Board. Mr. Amos Kohn, the Company's President and Chief Executive Officer, and Mr. Moti Rosenberg remained as directors of the Company. On the closing of the Transaction, the two remaining members of the Board appointed Mr. Robert Smith to fill one of the vacancies caused by the resignation of the three directors. Mr. Smith previously served as a member of our Board from November 2010 until May 2015.

In addition, pursuant to the Agreement, the Purchaser designated Will Horne and Kristine Ault to fill the other two vacancies on the Board. The existing members of the Board have approved their appointment to the Board, and their appointment to the Board will be effective 10 days after mailing of this Information Statement to our stockholders of record (such tenth day, the “Board Reconstitution Date”).

Accordingly, as of September 29, 2016, the date of this Information Statement, Amos Kohn, Moti Rosenberg and Robert Smith are the only members of the Board of Directors. Assuming the mailing of this Information Statement on September 30, 2016 to our stockholders of record as of the record date, the Board Reconstitution Date will be October 10, 2016.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

The foregoing description of the Transaction does not purport to be complete and is qualified in its entirety by the terms of the Agreement and the Rescission Agreement, which have been filed with the Securities and Exchange Commission (the “SEC”) as exhibits to a Current Report on Form 8-K filed by the Company on September 5, 2016.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors after completion of the Transaction. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, the Company is authorized to issue 30,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock. The Company Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Company Common Stock entitles the holder thereof to one vote. As of September 29, 2016, there are 6,775,971 shares of Company Common Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The tables below set forth, as of September 29, 2016, certain information regarding the beneficial ownership of Company Common Stock by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding Company Common Stock, (ii) each of our named executive officers, directors and director designees (who will become directors on the Board Reconstitution Date) and (iii) all of our named executive officers, directors and director designees as a group. As of September 29, 2016, there were 6,775,971 shares of Company Common Stock outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Company Common Stock subject to options or warrants that are currently exercisable or exercisable within 60 days of September 29, 2016 are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise indicated by footnote, to our knowledge the persons named in the table have sole voting and sole investment power with respect to all Company Common Stock shown as beneficially owned by them, subject to applicable community property laws. The table below is based upon information supplied by officers, directors and principal shareholders and Schedules 13D and 13G and Forms 3 and 4 filed with the SEC as of September 29, 2016. Unless otherwise indicated below, the address of each beneficial owner listed below is c/o Digital Power Corporation, 48430 Lakeview Blvd, Fremont, California 94538.

Name and address of beneficial owner	Number of shares beneficially owned	Approximate percent of class
Philou Ventures, LLC P.O. Box 3587 Tustin, CA 92705	2,715,610 (1)	40.07%
Amos Kohn	424,749 (2)	6.27%
Uri Friedlander	5,000 (3)	*
Robert Smith, 5148 Felter Rd. San Jose, CA 95132	17,500 (4)	*
Moti Rosenberg, 1 Brosh Street Kfar Saba 4438240 Israel	2,500 (5)	*
Barry W. Blank, P.O. Box 32056, Phoenix, AZ 85064	419,900	6.20%
All directors and executive officers as a group	449,749 (6)	6.64%

*         Less than one percent.

(1)	Philou Ventures, LLC, a Wyoming limited liability company, is a private holding company managed by Kristine L. Ault. Ms. Ault retains sole voting and investment power on behalf of Philou Ventures.
(2)

Represents (a) options to purchase 385,000 shares of common stock that are currently exercisable or exercisable within 60 days of September 29, 2016 and (b) 39,749 shares of common stock held on behalf of Mr. Kohn by a brokerage firm.

(3)	Represents options to purchase 5,000 shares of common stock that are currently exercisable or exercisable within 60 days of September 29, 2016.
(4)	Represents options to purchase 17,500 shares of common stock that are currently exercisable or exercisable within 60 days of September 29, 2016.
(5)	Represents options to purchase 2,500 shares of common stock that are currently exercisable or exercisable within 60 days of September 29, 2016.
(6)	See Notes (2) – (5) above.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and director and our director designees.

Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers as well as board designees who have been appointed to serve on the Board effective as of the Board Reconstitution Date:

Name	Age	Positions

Amos Kohn	56	President, Chief Executive Officer, and Director
Uri Friedlander	53	Vice President of Finance, Chief Accounting Officer
Moti Rosenberg	67	Director
Robert O Smith	72	Director
Kristine Ault	47	Director (1)
William Horne	47	Director (1)

(1)

Kristine Ault and William Horne have been designated pursuant to the Agreement to serve as members of the board of directors to fill the vacancies created pursuant to certain Board resignations in connection with the closing of the Transaction. The appointment of Kristine Ault and William Horne to the Board will become effective as of the Board Reconstitution Date.

Amos Kohn

Amos Kohn has served as a member of our board of directors since 2003, and as our President and Chief Executive Officer since 2008. From March 2011 until August 2013 Mr. Kohn also served as interim Chief Financial Officer. Mr. Kohn has more than 20 years of successful global executive management experience, including multiple C-level roles across private and established, publicly-traded companies. Mr. Kohn has successfully managed cross-functional teams, driven corporations to high profitability, built customer loyalty and led businesses through expansion and sustained growth. His areas of expertise include operations, technology innovation, manufacturing, strategic analysis and planning and M&A. Mr. Kohn was Vice President of Business Development at Scopus Video Networks, Inc., a Princeton, New Jersey company that develops and markets digital video networking products (2006-2007); Vice President of Solutions Engineering at ICTV Inc., a leading provider of network-based streaming media technology solutions for digital video and web-driven programming, located in Los Gatos, California (2003-2006); Chief Architect at Liberate Technologies, a leading company in the development of a full range of digital media processing for telecom and cable TV industries, located in San Carlos, California (2000-2003); and Executive Vice President of Engineering and Technology at Golden Channel & Co., the largest cable television multiple-systems operator (MSO) in Israel, where he had executive responsibility for developing and implementing the entire nationwide cable TV system (1989-2000). Mr. Kohn holds a degree in electrical and electronics engineering and is named as an inventor on several United States and international patents. We believe that Mr. Kohn’s extensive executive-level management experience in diversified industries, including, but not limited to, power electronics, telecommunications, cable television, broadcast and wireless, as well as his service as a director on our board since 2003, give him the qualifications and skills to serve as one of our directors.

Uri Friedlander

Uri Friedlander has served as our Vice President of Finance and Principal Accounting Officer since October 2015, and previously from June 2007 until January 2010. Since 1997, Mr. Friedlander has served as the Chief Financial Officer of Telkoor Telecom Ltd., the Company's former largest shareholder. From 1991 to 1997, Mr. Friedlander was the controller of I.T.L Ltd., a developer of electro optic military systems, and Q.P.S Ltd., a developer of power supplies, units of the Clal Electronics Ltd. Group. From 1986 until 1991 he served as an auditor for Lyboshitz & Kasirer (Arthur Andersen) public accountants. Mr. Friedlander earned a B.A. in accounting and economics from Tel-Aviv University.

Moti Rosenberg

Moti Rosenberg has served as member of our Board of Directors since June 2015. Mr. Rosenberg has served as an independent consultant to various companies in the design and implementation of homeland security systems in Europe and Africa since 2010. From 2004 to 2009, he served as a special consultant to Bullet Plate Ltd., a manufacturer of armor protection systems, and NovIdea Ltd., a manufacturer of perimeter and border security systems. From 2000 to 2003, Mr. Rosenberg was the general manager of ZIV U.P.V.C Products Ltd.'s doors and window factory. Mr. Rosenberg is an active reserve officer and a retired colonel from the Israeli Defense Force (IDF), where he served for 26 years and was involved in the development of weapon systems. In the IDF, Mr. Rosenberg served in various capacities, including platoon, company, battalion, and brigade commander, head of the training center for all IDF infantry, and head of the Air Force's Special Forces. Mr. Rosenberg received a B.A in History from the University of Tel Aviv and a Master of Arts in Political Science from the University of Haifa in Israel.

Robert O. Smith

Robert Smith served as a member of our Board of Directors from November 2010 until May 2015, and served as a member of our Advisory Board from 2002 until 2015. He is currently a C-level executive consultant working with Bay Area high-tech firms on various strategic initiatives in all aspects of their business. From 2004 to 2007, he served on the Board of Directors of Castelle Corporation. From 1990 to 2002, he was our President, Chief Executive Officer and Chairman of the Board. From 1980 to 1990, he held several management positions with Computer Products, Inc., the most recent being President of their Compower/Boschert Division. From 1970 to 1980, he held managerial accounting positions with Ametek/Lamb Electric and with the JM Smucker Company. Mr. Smith received his BBA degree in Accounting from Ohio University. We believe that Mr. Smith’s executive-level experience, including his previous service as our President, Chief Executive Officer and Chairman of the Board, his extensive experience in the accounting industry, and his service on our Board from November 2010 until May 2015, give him the qualifications and skills to serve as one of our directors.

Kristine Ault

Kristine Ault is a seasoned business woman who has served as the managing member of a private holding company that make equity investments in other operating businesses since 2011. Prior to that, she worked in the finance department of Strome Securities, L.P. in Santa Monica, California. Ms. Ault was appointed as Trustee for a private trust in 1997 and currently administers four private trusts. Her work experience ranges from ABC Cable Networks to the vineyards of Sonoma and Napa Valley. Ms. Ault holds a B.A degree in Radio-Television-Film and minor in Business Administration from California State University Northridge. She also received an A.A in Natural Sciences and Mathematics from Napa Valley College. We believe that Ms. Ault's experiences, attributes and abilities in business administration and accounting with equity investments give her the qualifications and skill set to serve as one of our directors.

William B. Horne

William B. Horne has served as the Chief Financial Officer of Targeted Medical Pharma, Inc. (OTCBB: TRGM) since August 2013. Mr. Horne previously held the position of Chief Financial Officer in various companies in the healthcare and high-tech field, including OptimisCorp, from January 2008 to May 2013, a privately held, diversified healthcare technology company located in Los Angeles, California. Mr. Horne served as the Chief Financial Officer of Patient Safety Technologies, Inc. (OTCBB: PSTX), a medical device company located in Irvine, California, from June 2005 to October 2008 and as the interim Chief Executive Officer from January 2007 to April 2008. In his dual role at Patient Safety Technologies, Mr. Horne was directly responsible for structuring the divestiture of non-core assets, capital financings and debt restructuring. Mr. Horne held the position of Managing Member & Chief Financial Officer of Alaska Wireless Communications, LLC, a privately held, advanced cellular communications company, from its inception in May 2002 until November 2007. Mr. Horne was responsible for negotiating the sale of Alaska Wireless to General Communication Inc. (NASDAQ: GNCMA). From November 1996 to December 2001, Mr. Horne held the position of Chief Financial Officer of The Phoenix Partners, a venture capital limited partnership located in Seattle, Washington. Mr. Horne has also held supervisory positions at Price Waterhouse, LLP and has a Bachelor of Arts Magna Cum Laude in Accounting from Seattle University. We believe that Mr. Horne's extensive financial and accounting experience in diversified industries and with companies involving complex transactions give him the qualifications and skills to serve as one of our directors.

Terms of Office

Our directors serve until our next annual shareholders’ meeting or until their successors are elected and qualified. Our executive officers hold their positions at the discretion of our Board, subject to any employment or management agreements.

Significant Employees

The Company does not presently have any significant employees other than the named officers and directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, except as otherwise described herein, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer of the Company during the past ten (10) years.

Indebtedness of Directors and Officers

None of our directors or senior officers, and no associates or affiliates of any of them, is indebted to us.

Change of Control Arrangements

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a termination of employment or a change in our control. There are no arrangements known to us the operation of which may at a later date result in a change in control of our company.

Arrangements for Appointment of Directors and Officers

The Agreement provided that all of the directors of the Company other than Mr. Amos Kohn, are to resign as directors of the Company as of closing, and as soon as practicable after the closing, the Company is to take actions to enable four designees of the Purchaser to be appointed to the board of directors of the Company. On September 20, 2016, the Purchaser waived its rights to (i) require the resignation of Mr. Moti Rosenberg as a director of the Company and (ii) designate four (4) members to the Company's board of directors, and instead will have the right to designate only two (2) members to the Board. The Purchaser agreed that one member of the Board may be designated by the remaining members of the Board immediately following Closing to fill one of the three vacancies on the Board.

On the Closing the remaining directors, Mr. Amos Kohn and Mr. Moti Rosenberg, appointed Mr. Robert Smith to fill one vacancy. In addition, the Purchaser has designated William Horne and Kristine Ault to serve as directors, and their appointment to the Board will be effective as of the Board Reconstitution Date.

TRANSACTIONS WITH RELATED PERSONS

Other than the Transaction as set forth in the Agreement and the Rescission Agreement, below are the transactions since the beginning of our last fiscal year that would require disclosure pursuant to Item 404(a) of Regulation S-K.

Relationship with Telkoor Power Supplies Ltd.

In the years ended December 31, 2015 and 2014, we purchased approximately $594,000 and $868,000, respectively, of products from Telkoor Power Supplies, Ltd., a wholly-owned subsidiary of the Seller ("TPS"), of which Ben-Zion Diamant is the Chief Executive Officer and its controlling shareholder.  We had no written agreement for the purchase of these products, other than purchase orders that are placed in the ordinary course of business when the products are needed. In January 2016, the Seller sold its commercial intellectual property to Advice Electronics Ltd. As a result, of that date no further orders have been placed with the Seller.

Purchase of IP by Digital Power Limited (“DPL”) from Telkoor Power Supplies (“TPS”)

On August 25, 2010, we and our wholly-owned subsidiary, DPL, entered into an agreement with TPS.  Pursuant to such agreement, (1) TPS sold, assigned and conveyed to DPL all of its rights, title and interest in and to the intellectual property associated with the Compact Peripheral Component Interface 600 W AC/DC power supply series (the “Assets”) and (2) DPL granted to TPS an irrevocable license to sell the Assets in Israel on an exclusive basis. In consideration for the purchase of the Assets, DPL has paid TPS $480,000. The consideration for the license provided to TPS to sell the Assets in Israel is a royalty fee of 15% of TPS's direct production costs of sales, due on a quarterly basis. In accordance with the agreement, the consideration for the IP may be reduced over a four-year period in the event annual sales for each year between 2011 and 2014 are less than a fixed threshold of units on an annual basis based upon an offset value per unit as described in the agreement. If there is a shortfall in sale of units in one annual period and in the subsequent period we sell more than the fixed unit threshold, this difference will be offset from any reduced consideration in any annual periods between 2011 and 2014. As a result of lower than anticipated sales by our DPL subsidiary of the Compact Peripheral Component Interface 600W AC/DC power supply series (CPCI 600W) through 2013, we amended our agreement with the Seller (effective January 1, 2014 for the duration of the original agreement or until the shortfall of CPCI 600W product sales will be offset) to include additional products in addition to the original CPCI 600W product. As of December 31, 2015, the shortfall of sales of CPCI 600W products is greater than the outstanding royalties due. In January 2016, the Seller sold its assets, including TPS, to Advice Electronics Ltd. Following this asset sale, the IP agreement between the Company and the Seller was terminated.

Acquisition of Shares of Telkoor

On June 16, 2011 we acquired 1,136,666 shares of the Seller which was listed on the Tel Aviv Stock Exchange, for $0.88 (NIS 3) per share, which represented 8.8% of the outstanding shares of Telkoor. As a result of this transaction, an existing manufacturing agreement between us and the Seller was updated and extended. Until September 30, 2012 the investment was accounted for as an available-for-sale investment and then reclassified the accounting of the investment at cost less accumulated impairments derived from independent appraisals or available market valuations. As of December 31, 2015 the shares represented 8.4% of the outstanding shares of the Seller which have since de-listed from the Tel Aviv Stock Exchange. Pursuant to the Rescission Agreement, the Seller will repurchase 1,136,666 shares of Company Common Stock in Seller beneficially owned by the Company at their book value in Digital Power Corporation's financial statements as of June 30, 2016.

Manufacturing Agreements with Telkoor and Advice Electronics Ltd.

On December 31, 2012, we entered into a Manufacturing Rights Agreement (the "Manufacturing Agreement") with the Seller, pursuant to which among other things, the Seller granted us the non-exclusive right to directly place purchase orders for certain products from third party manufacturers for the purpose of marketing, selling and distributing the products for telecom, industrial, medical and military market segments in North and South America in consideration for the payment of royalty fees by us to the Seller. The royalty fees paid by us to the Seller under the Manufacturing Agreement are between 5% and 25%, depending on the product. We incurred $44,000 in Seller royalty expense in 2013. The Manufacturing Agreement has a term of five years from the date of signature. During the agreement, the Seller agreed not to directly or indirectly participate or engage, or assist any other party in engaging or preparing to engage, our customers in North and South America in connection with the sale or distribution of any of the products under the Manufacturing Agreement.

In January 2016, the Seller sold all its commercial IP to Advice Electronics Ltd. ("Advice”), an Israeli company. As part of the agreement with Advice, we entered into a new agreement with Advice, according to which our manufacturing rights for certain Seller products will be granted to us through August 2017 against royalty payments to Advice, after which we will be entitled to distribute the products under DPC branding until December 2020.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than ten percent of a registered class of our equity securities to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC.  Executive officers, directors and 10% shareholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file.  Based solely upon our review of Forms 3, 4 and 5 received by us, or written representations from certain reporting persons, we believe that during the year ended December 31, 2015, all such filing requirements applicable to our officers, directors and ten percent shareholders were fulfilled apart from Mr. Uri Friedlander who was late in filing his Form 3 in October 2015 reporting his appointment as an Officer in the Company and his Form 4 in October 2015 reporting a grant of 20,000 stock options in the Company.

CORPORATE GOVERNANCE

Director Independence

Our Board has undertaken a review of the independence of each current director and has determined that Mr. Kohn does not meet the independence standards, as such term is defined by standards of the SEC and the NYSE MKT. Both Mr. Moti Rosenberg and Mr. Robert Smith were deemed to meet such independence standards. Following the closing of the Transaction, the Board affirmatively determined the independence of one of the Purchaser's director designees, Mr. William Horne.

Board of Directors’ Meetings

During the year ended December 31, 2015, our Board held six meetings, the Audit Committee held four meetings, the Compensation Committee held four meetings, and the Nomination and Governance Committee held one meeting (not including actions taken by unanimous written consent). During the year ended December 31, 2015, all of the directors attended at least 75% of the meetings of the Board held during their tenure and 75% of the meetings, if any, of the Board committees upon which they served and held during their tenure. We encourage, but do not require, our Board members to attend the annual meeting of shareholders. Three of our directors attended our 2014 Annual Meeting of Shareholders.

Committees of the Board of Directors

Our Board is currently composed of three members and maintained the following three standing committees: (1) the Audit Committee; (2) the Compensation Committee; and (3) the Nomination and Governance Committee. The membership and the function of each of the committees are described below. Our Board may from time to time establish a new committee or dissolve an existing committee depending on the circumstances. Current copies of the charters for the Audit Committee, Compensation Committee, and Nomination and Governance Committee can be found on our website at www.digipwr.com.

Audit Committee

Following Closing and until the Board Reconstitution Date, our Audit Committee is comprised of two members, Mr. Moti Rosenberg and Mr. Robert Smith. Following the Board Reconstitution Date, it is our intention that William Horne will be added as a member of the Audit Committee. Our Board determined that each of the current members of the Audit Committee meets the requirements for independence and financial literacy under the standards of the SEC and the NYSE MKT. Our Board has determined that one of the directors qualified as an “audit committee financial expert” as defined in SEC regulations and satisfies the financial sophistication requirements set forth in the NYSE MKT Rules.

The Audit Committee is responsible for, among other things, selecting and hiring our independent auditors, approving the audit and pre-approving any non-audit services to be performed by our independent auditors; reviewing the scope of the annual audit undertaken by our independent auditors and the progress and results of their work; reviewing our financial statements, internal accounting and auditing procedures, and corporate programs to ensure compliance with applicable laws; and reviewing the services performed by our independent auditors to determine if the services rendered are compatible with maintaining the independent auditors’ impartial opinion.

Compensation Committee

From Closing and until the Board Reconstitution Date, our Compensation Committee is comprised of two members, Mr. Moti Rosenberg and Mr. Robert Smith. Following the Board Reconstitution Date, it is our intention that William Horne will be added as a member of the Compensation Committee. Our Board determined that each of the current members of the Compensation Committee meets the requirements for independence under the standards of the SEC and the NYSE MKT.

The Compensation Committee is responsible for, among other things, reviewing and approving executive compensation policies and practices; reviewing and approving salaries, bonuses and other benefits paid to our officers, including our Chief Executive Officer and Chief Financial Officer; and administering our stock option plans and other benefit plans.

Nominating and Governance Committee

Following Closing and until the Board Reconstitution Date, our Nominating and Governance Committee is comprised of two members, Mr. Moti Rosenberg and Mr. Robert Smith. Following the Board Reconstitution Date, it is our intention that William Horne will be added as a member of the Nominating and Governance Committee. Our Board determined that each of our current members of the Nominating and Governance Committee meets the requirements for independence under the standards of the SEC and the NYSE MKT.

The Nominating and Governance Committee is responsible for, among other things, assisting our Board in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the Board; developing and recommending governance principles applicable to our Board; overseeing the evaluation of our Board and management; and recommending potential members for each Board committee to our Board.

The Nominating and Governance Committee considers diversity when identifying Board candidates.  In particular, it considers such criteria as a candidate’s broad-based business and professional skills, experiences and global business and social perspective.

In addition, the Committee seeks directors who exhibit personal integrity and a concern for the long-term interests of shareholders, as well as those who have time available to devote to Board activities and to enhancing their knowledge of the power-supply industry.  Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities

Board Leadership Structure and Role on Risk Oversight

Our Board as a whole is responsible for our risk oversight. Our executive officers address and discuss with our Board our risks and the manner in which we manage or mitigate such risks. While our Board has the ultimate responsibility for our risk oversight, our Board works in conjunction with its committees on certain aspects of its risk oversight responsibilities.  In particular, our Audit Committee focuses on financial reporting risks and related controls and procedures; our Compensation Committee evaluates the risks associated with our compensation programs and strives to create compensation practices that do not encourage excessive levels of risk taking that would be inconsistent with our strategies and objectives; and our Nomination and Governance Committee oversees risks associated with our Code of Ethical Conduct.

Following the resignation of Ben-Zion Diamant as a director, we currently do not have a Chairman of the Board. Upon the filling of the remaining two vacancies on the Board, the Board will appoint a Chairman of the Board.

Code of Ethics

As of the present date, the Company has adopted a Code of Ethical Conduct that applies to our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions.  The Code of Ethical Conduct is designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations.  The full text of our Code of Ethical Conduct is published on our website at www.digipwr.com.  We will disclose any substantive amendments to the Code of Ethical Conduct or any waivers, explicit or implicit, from a provision of the Code on our website or in a Current Report on Form 8-K.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our Board of Directors by writing to

Digital Power Corporation, 48430 Lakeview Blvd, Fremont, CA 94538, Attention: Corporate Secretary.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Management Compensation

Summary Compensation Table

The following Summary Compensation Table sets forth all compensation earned in all capacities during the years ended December 31, 2015 and 2014, by our (i) Chief Executive Officer and (ii) executive officers, other than the Chief Executive Officer, whose salaries for the 2015 year, as determined by Regulation S-K, Item 402, exceeded $100,000 (the individuals falling within categories (i) and (ii) are collectively referred to as the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(4)	Non-equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	Other Compensation ($)(1)	Total ($)

Amos Kohn	2015	$215,118	$-	$-	$120,184	$-	$-	$43,677	$378,979
Chief Executive Officer (2)	2014	$202,458	$-	$-	$75,031	$-	$-	$44,603	$322,092

William Hultzman	2015	$112,375	$-	$-	$11,855	$-	$-	$13,575	$137,805
Former Vice President of Finance (3)	2014	$120,125	$-		$16,894	$-	$-	$22,928	$159,947

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(1) The amounts in “All Other Compensation” consist of health insurance benefits, long-term and short-term disability insurance benefits, and 401K match amounts. For Mr. Kohn, all other compensation also includes fees of approximately $ 11,000 in 2014, respectively, paid to Techlead, a company for which Mr. Kohn serves as director, to reimburse Techlead for expenses incurred in connection with manpower services provided by Techlead until April, 2014.

(2) Mr. Kohn became our President and Chief Executive Officer in 2008.  Prior to that date, he had served as a non-employee member of our Board since 2003.

(3) Mr. Hultzman became our Vice President of Finance and Principal Accounting Officer in late August, 2013 and resigned on August 21, 2015.

(4) Mr. Friedlander became our Vice President of Finance and Principal Accounting Officer on October 7, 2015.

(5) Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2015, based upon the option’s fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 8 to our consolidated financial statements for the year ended December 31, 2015.

Director Compensation

Independent directors receive $10,000 annually for serving on our Board. The director designated by the Board as the Audit Committee financial expert generally receives an additional annual fee of $5,000 for serving as the financial expert. Directors are paid quarterly in arrears for their services.

Subject to Board approval, upon joining our Board, independent directors may also receive a grant of an option under our 2012 Stock Option Plan to purchase 10,000 shares of our common stock. In addition, subject to Board approval, each independent director may be granted, from time to time, an option to purchase an additional 10,000 shares of our common stock. Options vest over a four-year period, 25% per year. Each option has an exercise price equal to the fair market value of our common stock on the grant date and a maximum term of ten years, subject to earlier termination upon the cessation of service as a director.

Former Chairman of the Board of Directors, Ben-Zion Diamant, received monthly consulting fees of $6,000 and no equity compensation until March 21, 2016. Effective March 21, 2016, Mr. Diamant's monthly consulting fee increased to $7,500. The Agreement provides that the consulting services currently provided by Mr. Ben-Zion Diamant to the Company will continue for a period of 18 months from the date of the Agreement for a monthly consideration of $7,500.

The table below sets forth, for each non-employee director, the total amount of compensation related to his service during the year ended December 31, 2015:

Director Compensation
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ben-Zion Diamant (1)	$-	-	$50,037	-	-	$72,000	$122,037
Robert Smith (2)	$5,000	-	$1,100	-	-	-	$6,100
Aaron Ben-Ze’ev (3)	$5,000	-	$1,185	-	-	-	$6,185
Benjamin Kiryati (4)	$3,334	-	$-	-	-	-	$3,334
Haim Yatim (5)	$8,333	-	$833	-	-	-	$9,166
Israel Levi (6)	$5,000	-	$1,208	-	-	-	$6,208
Moti Rosenberg (7)	$5,000	-	$416	-	-	-	$5,416

(1)

On September 12, 2011, our Board of Directors approved the payment of monthly consulting fees of $6,000 to Ben-Zion Diamant, our Chairman of the Board of Directors. These fees were first paid on October 5, 2011 and have continued to be paid on a monthly basis since such date. The Board’s decision to approve these fees was based on a recommendation by the Compensation Committee, in consideration for Mr. Diamant’s services to us, including manufacturing advisory and corporate advisory services. Our obligation to pay the fees may be terminated at any time by further decision of the Board of Directors and will terminate upon a strategic transaction. On March 21, 2016, the Compensation Committee and Board of Directors approved an increase to the monthly consulting fee to Mr. Diamant to $7,500 effective as of March 21, 2016. The increase was approved in light of Mr. Diamant's increased capital raising and business development efforts on behalf of the Company. The Agreement provides that the consulting services currently provided by Mr. Ben-Zion Diamant to the Company will continue for a period of 18 months from the date of the Agreement for a monthly consideration of $7,500. Mr. Diamant resigned from the Board on September 22, 2016.

(2)	Mr. Smith joined the Board on November 16, 2010 and resigned on June 30, 2015. Mr. Smith re-joined the Board on September 22, 2016.
(3)	Mr. Ben Zeev joined the Board on July 24, 2014 and resigned on June 30, 2015.
(4)	Mr. Kiryati joined the Board on October 30, 2014 and resigned on February 26, 2015.
(5)	Mr. Yatim resigned as director on November 13, 2014 and was reappointed on March 3, 2015. Mr. Yatim resigned as a director on September 22, 2016.
(6)	Mr. Levi joined the Board on June 30, 2015 and resigned on September 22, 2016.
(7)	Mr. Rosenberg joined the Board on June 30, 2015.

Employment Agreement with Amos Kohn

An employment agreement with Mr. Kohn expired on December 31, 2010. As of September 21, 2016, Mr. Kohn has not reached or signed a new employment agreement. Mr. Kohn continues to serve as our President and Chief Executive Officer.

In March 2014, the Compensation Committee resolved to grant Mr. Kohn 300,000 stock options under the 2012 Stock Option Plan. The options, which will have an exercise price equal to the closing price of our shares as of the close of business on April 1, 2014, vest over four years at 25% per year and expire 10 years from the date of grant.

Mr. Kohn continues to serve as our President and Chief Executive Officer.

Letter Agreement with William J. Hultzman

On August 15, 2013, we entered into a letter agreement with William J. Hultzman (the “Letter Agreement”), pursuant to which he became our Vice President of Finance (principal financial officer and principal accounting officer) on August 21, 2013. Mr. Hultzman replaced Amos Kohn, our President and Chief Executive Officer, who served as interim Chief Financial Officer since March, 2011.

The following is a brief description of the Letter Agreement with Mr. Hultzman:

Annual Compensation. Mr. Hultzman’s base salary will be $110,000, subject to a performance review after six months and an annual performance review thereafter. He will be eligible for potential salary increases and a bonus grant subject to our yearly practice and his performance.

Equity Award. Subject to Compensation Committee and Board of Director approval, Mr. Hultzman will be granted an option to purchase 25,000 shares of our common stock at the closing price at the date of the grant.

Benefits. Mr. Hultzman is eligible to participate in the Company’s 401(k) pension plan and will receive other customary employee benefits.

In March, 2014, the Compensation Committee resolved to grant Mr. Hultzman 100,000 stock options under the 2012 Stock Option Plan. The options, which will have an exercise price equal to the closing price of our shares as of the close of business on April 1, 2014, vest over four years at 25% per year and expire 10 years from the date of grant.

In August 2015 Mr. Hultzman resigned from the Company.

Mr. Friedlander Compensation

On October 7, 2015 the Compensation Committee agree to pay Mr. Friedlander an annual payment of $58,000 (which includes compensation and business expenses and travel) and granted him 20,000 stock options under the 2012 Stock Option Plan. The options, which will have an exercise price equal to the closing price of the Company’s shares on the close of business on October 7, 2015, vest over a four year period at 25% per year and expire 10 years from the date of grant.

Advisory Vote on Executive Compensation

At the annual meeting of shareholders on August 12, 2013, shareholders approved, on an advisory basis, the compensation paid to the Company’s named executive officers. In addition, shareholders voted, on an advisory basis, that an advisory vote on executive compensation should be held every three years.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on outstanding equity awards as of December 31, 2015 to the Named Executive Officers:

Option Awards						Stock Awards
Name	Number of securities underlying un exercised options (#) exercisable	Number of securities underlying unexercised options (#) exercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of units of stock that have not vested (#)	Equity income plan award: Number of unearned shares, units or other rights that have not vested (#)	Equity income plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Amos Kohn	10,000	-	-	$1.66	5/9/2017	-	-	-	-
	50,000	-	-	$1.79	8/11/2019	-	-	-	-
	75,000	-	-	$1.51	12/1/2020	-	-	-	-
	100,000	-	-	$1.6	9/12/2021	-	-	-	-
	75,000	225,000	-	$1.67	4/2/2024	-	-	-	-
Uri Friedlander	-	20,000	-	$0.65	7/10/2025	-	-	-	-

Stock Option Plans

Our stock option plans currently consist of the Digital Power 2012 (as amended), 2002, 1998, and 1996 incentive share option plans (the “Incentive Share Option Plans”). All of the Incentive Share Option Plans have expired, except for the 2012 Stock Option Plan (as amended) which was approved by shareholders at the annual general meeting held on August 12, 2013. At such annual general meeting, shareholders approved the 2012 Stock Option Plan (as amended) which increased the number of shares authorized for issuance to 1,372,630 shares from the 410,145 shares originally authorized in December, 2012 under the preceding 2012 Stock Option Plan. Currently authorized for issuance under our Incentive Stock Option Plans are 761,130 shares of our common stock.

The purpose of the 2012 Stock Option Plan (as amended) is to encourage stock ownership by employees, officers, and directors by giving them a greater personal interest in the success of the business and by providing them an added incentive to advance in their employment or service to Digital Power. The 2012 Stock Option Plan (as amended) provides for the grant of either incentive or non-statutory stock options. The exercise price of any stock option granted under the 2012 Plan (as amended) may not be less than 100% of the fair market value of our common stock on the date of grant.

To the extent that an incentive stock option may be exercised in any given year for more than $100,000, the option will be deemed to be a non-statutory stock option. Generally, our stock option agreements permit cashless exercises where options are exercised and the underlying common stock is sold on the same day. Unless otherwise provided by the Board, an option granted under the 2012 Stock Option Plan (as amended) is exercisable for 10 years. The 2012 Stock Option Plan (as amended) is administered by the Compensation Committee, which has discretion to determine optionees, the number of shares to be covered by each option, the exercise schedule and other terms of the options. The 2012 Stock Option Plan (as amended) may be amended, suspended, or terminated by the Board, but no such action may impair rights under a previously granted option. Each incentive stock option is exercisable, during the lifetime of the optionee, only so long as the optionee remains employed with us. In general, no option is transferable by the optionee other than by will or by the laws of descent and distribution.

As of December 31, 2015, options to purchase 1,146,000 shares of common stock were issued and outstanding under the Incentive Share Option Plans.

401(k) Plan

We have adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, which generally covers all of our full-time employees. Pursuant to the 401(k) plan, eligible employees may make voluntary contributions to the plan up to a maximum of 5% of eligible compensation. The 401(k) plan permits, but does not require, matching contributions by Digital Power on behalf of plan participants. We match contributions at the rate of (1) $1.00 for each $1.00 contributed, up to 3% of the base salary and (2) $0.50 for each $1.00 contributed thereafter, up to 5% of the base salary.  We are also permitted under the plan to make discretionary contributions. The 401(k) plan is intended to qualify under Sections 401(k) and 401(a) of the Internal Revenue Code of 1986, as amended. Contributions to such a qualified plan are deductible by Digital Power when made, and neither the contributions nor the income earned on those contributions is taxable to plan participants until withdrawn. All 401(k) plan contributions are credited to separate accounts maintained in trust.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2015 with respect to compensation plans under which our common shares are authorized for issuance, aggregated as follows:

●	All compensation plans previously approved by security holders; and
●	All compensation plans not previously approved by security holders.

EQUITY COMPENSATION PLAN INFORMATION

Name	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)
Equity compensation plans approved by security holders	1,288,500	$1.53	761,130

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to our Board of Directors at Digital Power Corporation, 48430 Lakeview Blvd, Fremont, CA 94538, Attention: Corporate Secretary.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2016

DIGITAL POWER CORPORATION.

By: /s/ Amos Kohn
Amos Kohn
President and Chief Executive Officer